Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas
15th floor
New York, New York 10105

June 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Financial Services
100 F Street, N.E.
Washington, DC 20549
Attn: Mark Brunhofer

Re:     Cellular Biomedicine Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 19, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed April 30, 2019
File No. 001-36498

Dear Mr. Brunhofer:

Cellular Biomedicine Group, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2019, regarding the Company’s Form 10-K previously filed on February 19, 2019 and the Company’s Form 10-Q previously filed on April 30, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business

Overview, page 4

1.
In future filings, please expand the description of your license and collaboration agreement with Novartis to quantify your obligation for development costs and disclose your right to a single digit escalating percentage of net sales of the product in China.

RESPONSE: In response to Staff’s comment, the Company undertakes to expand the description of its License and Collaboration Agreement with Novartis in future filings to provide more qualitative and quantitative disclosure, to the extent material, with respect to certain of the Company’s rights and obligations pursuant to the Novartis License and Collaboration Agreement, in a manner that is consistent with the terms of the confidential treatment granted to the Company pursuant to the Confidential Treatment Order (CF#36790) dated October 19, 2018.

2.
In future filings, please expand the description of your license agreement with the

National Cancer Institute of the National Institutes of Health to disclose all material terms including:

●
The aggregate amounts paid to date;

●
Your annual royalty obligation;

●
The single digit percentage of net sales royalty obligation; and

●
Contract term and termination provisions.

RESPONSE: In response to Staff’s comment, the Company undertakes to expand the description of its license agreement, dated October 2, 2018, with the National Cancer Institute of the National Institutes of Health (the “NCI License Agreement”), to include a description of the contract term and termination provisions included therein. To the extent material and in a manner consistent with the terms of the confidential treatment granted to the Company pursuant to the Confidential Treatment Order (CF#37244) dated October 19, 2018, the Company undertakes to describe additional qualitative and quantitative disclosure of the other material terms of the NCI License Agreement.

3.
We note your disclosure on page 5 that you entered into a license agreement with Augusta University. In future filings, please provide expanded disclosure to describe the material terms of the agreement, including:

●
The aggregate amounts paid to date;

●
The royalty percentage or a reasonable range;

●
Product candidates associated with the license;

●
Each parties' obligations; and

●
Contract term and termination provisions.

RESPONSE: In response to Staff’s comment, the Company undertakes to expand the description of its license agreement, dated February 14, 2019, with the Augusta University Research Institute, Inc. (the “Augusta License Agreement”), to include a description of the product candidates associated with the license, certain obligations of the parties (to the extent material), and the contract term and termination provisions included therein. To the extent material and in a manner consistent with the terms of the terms of the confidential treatment granted to the Company pursuant to the Confidential Treatment Order (CF#36814) dated March 19, 2019, the Company undertakes to describe additional qualitative and quantitative disclosure of the other material terms of the Augusta License Agreement.

  Biopharmaceutical Business, page 10

4.
We note your disclosure that the Re-Join and AlloJoin clinical trials demonstrated that the product candidates are safe and effective. Safety and efficacy determinations are solely within the authority of the National Medical Products Administration. In future filings, please remove statements and inferences that your product candidates are safe or effective.

RESPONSE: In response to Staff’s comment, the Company undertakes to clarify in future filings the status of its Re-Join and AlloJoin clinical trials with the National Medical Products Administration (“NMPA”) in a manner consistent with the principles of Good Clinical Research Practice (“GCP”).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 67

5.
Please tell us whether you track any of your research and development costs incurred by pipeline program area. If so, tell us your consideration for disclosing this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by pipeline program area and for providing other quantitative or qualitative disclosure that provides transparency as to the types of costs incurred and concentrations of effort expended.

RESPONSE: The Company tracks its research and development (R&D) costs incurred by its various pipeline programs, namely, stem cell and oncology, in one segment. Its considerations for doing so are as follows:

i)
the Company’s stem cell and oncology pipelines have similar qualitative and economic characteristics,

ii)
the Company’s management receives and reviews its results of operations for stem cell and oncology activities as a whole when making decisions about allocating resources and assessing performance of the Company; and
iii)
For accounting purposes, the Company reports the two pipeline programs in one segment.

The Company therefore believes that it is consistent with U.S. GAAP to report R&D costs on an aggregated basis.

In response to Staff’s comment, the Company undertakes to expand its future disclosures to provide additional transparency by expanding its description of the Company’s R&D expenses as to the types of costs incurred and concentrations of effort expended.

Notes to Consolidated Financial Statements

Note 3: Summary of Significant Accounting Policies

Use of Estimates, page F-9

6.
Please tell us why you indicate that inventory valuation is a significant accounting estimate and why you include inventory as a critical accounting estimate on page 60 in Management's Discussion and Analysis when you do not appear to have inventories on your balance sheet and do not include a separate policy disclosure in Note 3. To the extent you have inventories through December 31, 2018, explain how they are utilized in providing your cell therapy technology services or cell banking storage.

RESPONSE: In response to Staff’s comment, the Company has reviewed its inventory valuation and determined that raw material consumption in cell therapy technology services and cell banking storage is de minimis. The Company undertakes to remove inventory policy from its Summary of Significant Accounting Policies in future filings.

Investments, page F-12

7.
You disclose that you account for your marketable securities held as available-for-sale (AFS) securities. As it is apparent from Note 6 that your investments are all equity investments and you indicate on page F-14 that you adopted ASU 2016-01, please tell us how your policy to classify and account for these investments as AFS securities is consistent with the guidance in ASU 2016-01.

RESPONSE: In response to Staff’s comment, the Company undertakes to revise in future filings its disclosure of the Company’s investment accounting policy in a manner more consistent with the relevant “recent accounting pronouncements” so as to more clearly describe how the Company’s current accounting policy complies with ASU No. 2016-01.

Specifically, the Company intends to revise its description of its investment accounting policy as follows:

“Equity investments with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured using the equity method, or measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). A qualitative assessment basis will be performed on a regular basis and impairment will be recognized if there are sufficient indicators that the fair value of the investment is less than the carrying value. Changes in value are recorded in other income (expense), net.”

Within the Investment notes, the Company intends to describe that its equity investments are measured at fair value. However, it also intends to expand such disclosure to explain that, according to the market approach for valuation, discount for lack of marketability (“DLOM”) is usually considered in appraising the fair value of equity investments. For instance, ARPC, one of the Company’s equity investments, has been trading on the OTC as of the balance sheet date and has trading records, but its trading volume has been extremely low and is illiquid. Based on public records, in 2018 ARPC traded only a few thousand shares, while the Company owns 8,000,000 shares of the stock, which cannot be readily liquidated in the open market. Thus we have treated our ARPC stock as a Level 2 investment and DLOM was applied in its fair value assessment.

In accordance with ASU No. 2016-01, as of December 31, 2017, the Company’s ARPC stock was valued at $240,000 and ALEV stock was valued at $29,424.

In the fiscal year ended December 31, 2018, full impairment was provided for ALEV and charged to profit and loss, as ALEV filed a Form 15 (Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports) with the SEC, and ceased active trading in 2018. On the other hand, with respect to the Company’s ARPC stock, in the fiscal year ended December 31, 2018, there was no valuation gain or loss, thus in accordance with ASU 2016-1, no impact on net income. The Company intends to record any future valuation gain or loss on ARPC in net income.

8.
Please tell us why the fair value of your investments is dependent upon whether it is marketable or non-marketable. In this regard, it appears that the process of valuing a marketable security may be different from that of a non-marketable security, but the fair value of any given individual security is based on its individual fact pattern whether it is marketable or not.

RESPONSE: Please refer to our response to Comment #7 above.

Note 8: Intangible Assets, page F-20

9.
It appears that a significant amount of your $7.7 million in remaining patent, knowhow and license intangible assets at December 31, 2018 came from your 2014 acquisition of Agreen Biotech Co. Ltd that are being amortized over 10 years. Given your decision to deprioritize your cell therapy technology services as disclosed on page 66 that has resulted in a decline in your revenues to $224,403 in 2018, please tell us whether this change in focus is a triggering event to test for impairment under ASC 360-10-35-21 and explain why or why not. In any regard, please tell us how these assets are recoverable given your current levels of revenues.

RESPONSE: Our deprioritization of cell therapy technology services was not a triggering event to test for impairment under ASC 360-10-35-21 because we continue to use Agreen knowhow in our oncology in-progress R&D activities comprised of cell culture and other processes. We will continue to evaluate the acquired intangible assets and apply a potential impairment test as our R&D pipeline develops.

According to ASC 360-10-35-21, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.
A significant decrease in the market price of a long-lived asset (asset group)
b.
A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition
c.
A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator
d.
An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)
e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)
f.
A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent

A prima facie analysis shows scenarios a, b, and c does not apply to the Company’s facts cited above. In assessing whether the scenarios mentioned in d, e, f above might be applicable to the Company’s decision to deprioritize our cell therapy technology services, we considered the following factors:

i)
before the Company’s acquisition of Agreen Biotech Co. Ltd. (“Agreen”), the Company was only engaged in stem cell R&D activities;
ii)
the patents and know-how that we obtained in the Agreen acquisition can be applied not only to cell therapy technology services, but also to our oncology pipeline;
iii)
our oncology pipeline is part of our integrated biomedicine activities, which currently include both oncology & stem cell therapy R&D;
iv)
our valuation of intangible assets (and potential impairment) is ongoing, and will continue to be evaluated as our R&D pipeline evolves; and
v)
since we continue to use Agreen knowhow in our oncology in-progress R&D activities (culture cells) we do not consider there to be any indication of impairment.

Applying ASC 360-10-35-21, we determined that:

i)
there is no decrease in the market price of the Company (the Company is only one segment, thus the Company is the minimum asset group);
ii)
there is no adverse change in its physical condition or manner being used; and
iii)
there has been no adverse change in legal factors or in our business climate.

Therefore, the examples mentioned in d, e, f above are not applicable.

The market capitalization of Company is over $300 million, which far exceeds the net assets of the Company. Thus we believe there is no indication of impairment.

In response to Staff’s comment, the Company undertakes to add disclosure in its future filings that it continues to use Agreen-acquired patents and know-how in the Company’s current immunotherapy R&D activities.

Note 11. Equity, page F-21

10.
Please refer to the share purchase agreement with Novartis Pharma AG referred to herein and to the license and collaboration agreement with Novartis in Exhibit 10.31 to your filing. Please tell us how you account for these agreements and reference for us the authoritative literature your rely upon to support your accounting. In your response tell us your consideration of ASC 730-20-25-12 as it relates to the premium Novartis paid for its 9% investment in your common stock.

RESPONSE:

The Company refers to the following factors in accounting for Novartis’ 9% equity investment:

i)
When the Company received the proceeds of $40,000,000 in September 2018, the Company issued 1,458,257 shares of the Company’s common stock to Novartis. According to ASC 505-Equity, we accounted for the proceeds received for the issuance of shares as below:

Debit: Cash $40,000,000
Credit: Common stock ($1,458)
Additional-paid-in capital: ($39,998,542)

ii)
Novartis purchased the above-referenced shares at a purchase price of $27.43 per share.
iii)
The premium is a result of long, protracted negotiations in April 2018, during which time the Company’s price was at approximately $20/share, and 1,458,257 shares that Novartis was seeking to purchase would have been equivalent to approximately 28 times the average daily trading volume. An open market accumulation of such a large share volume would have likely driven the stock price significantly higher.

iv)
The parties negotiated a formula that applied a market premium, which was consistent with the approach taken by the Company and its investors in prior private equity financings, such as the private placement of shares with Wuhan Dangdai Science & Technology Industries Group Inc. in February and April of 2016.
v)
In arriving at this formula, the Company’s management determined that the $40 million purchase price represented the fair value of the 1,458,257 shares of the common stock purchased by Novartis.

In view of the above, the Company’s consideration on ASC 730-20-25-12 is as follows:

i)
ASC 730-20-25-12 specifies that if warrants or similar instruments are issued in connection with the arrangement, the entity shall report a portion of the proceeds to be provided by the other parties as paid-in capital;
ii)
Because there were no warrant or similar instruments issued under the license and collaboration agreement, ASC 730-20-25-12 is not applicable; and
iii)
The Company is the only stem cell and immune cell therapy company listed on Nasdaq with market access in the U.S. and in China. Because the Company was historically able to garner a premium to the stock price in its private equity raises, has the breadth of market access in two high growth countries for cell therapies, and is valued at substantially below its peers, investors that have desired to acquire a meaningful equity position have had to negotiate and pay a premium to the Company’s stock price. Therefore the Company believes that the premium was properly attributed to the 9% equity investment in accordance with ASC-505-Equity.

Form 10-Q for the Quarterly Period Ended March 31, 2019

General

11.
To the extent that you continue to conduct conference calls to discuss your quarterly operating results like the one you held on May 1, 2019, please represent to us that, in the future, you will furnish your related earnings releases as stipulated in Item 2.02 of Form 8-K.

RESPONSE: In response to Staff’s comment, the Company undertakes to furnish its related earnings releases to the extent required by Item 2.02 Form 8-K.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Bizuo Liu
Bizuo LiuChief Executive Officer and Chief Financial Officer Cellular Biomedicine Group, Inc.

cc:	Ellenoff Grossman & Schole LLP